UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13G

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 1*)


                            Badger Paper Mills, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                           Common Stock, No Par Value
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    056543101
            --------------------------------------------------------
                                 (CUSIP Number)

                                December 31, 2002
--------------------------------------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)


     Check the appropriate box to designate the rule pursuant to which this
Schedule is filed:

                                [ ] Rule 13d-1(b)

                                |X| Rule 13d-1(c)

                                [ ] Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

------------------------------------------------------
CUSIP No. 056543101
------------------------------------------------------

========== =====================================================================
  1        NAME OF REPORTING PERSON
           I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

           Mark D. Burish
---------- ---------------------------------------------------------------------
  2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP            (a)   [ ]
           (SEE INSTRUCTIONS)                                          (b)   [X]


---------- ---------------------------------------------------------------------
  3        SEC USE ONLY

---------- ---------------------------------------------------------------------
  4        CITIZENSHIP OR PLACE OF ORGANIZATION

           Untied States
--------------- --- ------------------------------------------------------------
 NUMBER OF      5   SOLE VOTING POWER

  SHARES            130,736
                --- ------------------------------------------------------------
BENEFICIALLY    6   SHARED VOTING POWER

  OWNED BY          1000
                --- ------------------------------------------------------------
    EACH        7   SOLE DISPOSITIVE POWER

 REPORTING          29,688
                --- ------------------------------------------------------------
   PERSON       8   SHARED DISPOSITIVE POWER

    WITH            102,048
----------- --------------------------------------------------------------------
9           AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

            131,736*
----------- --------------------------------------------------------------------
10          CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9)
            EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)                       [ ]


----------- --------------------------------------------------------------------
11          PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

            6.5%
----------- --------------------------------------------------------------------
12          TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

            IN
================================================================================

----------------------

*Includes 101,048 shares held by the Survivors' Trust, effective December 8, 1999 (the "Trust"), of which Mark D. Burish is sole trustee, 29,688 shares held individually by Mr. Burish, and 1,000 shares held individually by Mr. Burish's spouse of which Mr. Burish shares voting and dispositive power, but disclaims beneficial ownership.

------------------------------------------------------
                 CUSIP No. 056543101
------------------------------------------------------

     This is Amendment No. 1 to the Schedule 13G jointly filed with the Securities and Exchange Commission by Mark D. Burish and Donna M. Burish on April 10, 2002. This Amendment No. 1 is being filed solely on behalf of Mark D. Burish because the change in beneficial ownership of the Issuer's Common Stock reported herein does not affect Donna M. Burish's beneficial ownership of such Common Stock.

     Item 1(a).     Name of Issuer:
     ---------      --------------
                    Badger Paper Mills, Inc.

     Item 1(b).     Address of Issuer's Principal Executive Offices:
     ---------      -----------------------------------------------
                    200 West Front Street
                    Peshtigo, Wisconsin 54157-0149

     Item 2(a).     Name of Person Filing:
     ---------      ---------------------
                    This statement is filed on behalf of Mark D. Burish.

     Item 2(b).     Address of Principal Business Office or, if none, Residence:
     ---------      -----------------------------------------------------------
                    Mark D. Burish
                    Hurley, Burish & Milliken S.C.
                    301 North Broom Street
                    Madison, WI  53703

     Item 2(c).     Citizenship:
     ---------      -----------
                    Mark D. Burish is a United States citizen.

     Item 2(d).     Title of Class of Securities:
     ---------      ----------------------------
                    Common Stock, No Par Value

     Item 2(e).     CUSIP Number:
     ---------      ------------
                    056543101

     Item 3.        If this statement is filed pursuant to Rules 13d-1(b),
     ------         ------------------------------------------------------
                    or 13d-2(b) or (c), check whether the person filing is a:
                    --------------------------------------------------------
                    Not applicable.

-----------------------------------------------------
                CUSIP No. 056543101
-----------------------------------------------------


     Item 4.   Ownership (as of January 31, 2003)
     ------    ----------------------------------
               (a)-(c) Information concerning the amount and percentage of shares of the Issuer's Common Stock beneficially owned by each reporting person is set forth below and is based upon the number of shares of the Issuer's Common Stock outstanding as of January 31, 2003.

                                                                                                                 Percentage of
                                                                                      Shared        Aggregate     Outstanding
                                 Sole         Sole Dispositive    Shared Voting     Dispositive     Beneficial     Shares of
     Reporting Person        Voting Power          Power              Power            Power        Ownership     Common Stock
--------------------------- ---------------- ------------------- ---------------- ---------------- ------------- ---------------

      Mark D. Burish            130,736            29,688             1000            102,048       131,736(1)        6.5%

_______________

(1) Includes 101,048 shares held by the Trust of which Mark D. Burish is sole trustee, 29,688 shares held individually by Mr. Burish, and 1000 shares held individually by Mr. Burish's spouse of which Mr. Burish shares voting and dispositive power, but disclaims beneficial ownership.



     Item 5.   Ownership of Five Percent or Less of a Class.
     ------    --------------------------------------------
               Not applicable.

     Item 6.   Ownership of More than Five Percent on Behalf of Another Person.
     ------    ---------------------------------------------------------------
               Not applicable.

     Item 7.   Identification and Classification of the Subsidiary Which
     ------    ---------------------------------------------------------
               Acquired the Security Being Reported on By the Parent Holding
               -------------------------------------------------------------
               Company.
               -------
               Not applicable.

     Item 8.   Identification and Classification of Members of the Group.
     ------    ---------------------------------------------------------
               Not applicable.

     Item 9.   Notice of Dissolution of Group.
     ------    ------------------------------
               Not applicable.

     Item 10.  Certification.
     -------   -------------
               By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the Issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.




                                    SIGNATURE


     After reasonable inquiry and to the best of his knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.



April 23, 2003

                                        /s/ Mark D. Burish
                                        ----------------------------------------
                                        Mark D. Burish